As filed with the Securities and Exchange Commission on June 28, 2007
                                                           Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                               TATA MOTORS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                                Tata Incorporated
                            3 Park Avenue, 27th Floor
                            New York, New York 10016
                                 (212) 213-5553
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                          -----------------------------

                                   Copies to:

       John D. Young, Jr., Esq.                         Patricia Brigantic, Esq.
       Sullivan & Cromwell LLP                          Citibank, N.A.
       28th Floor                                       388 Greenwich Street
       Nine Queen's Road Central                        New York, New York 10013
       Hong Kong

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                                  Proposed Maximum       Proposed Maximum         Amount of
    Title of Each Class of                    Amount to be    Aggregate Offering Price      Aggregate          Registration
 Securities to be Registered                   Registered             Per Unit*          Offering Price**            Fee
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) ordinary share,
par value Rs. 10 per share, of Tata
Motors Limited.                               400,000,000               $5.00              $20,000,000             $614.00
------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of depositary and address of its                         Face of Receipt - Introductory Paragraph.
     principal executive office

2.   Title of Receipts and identity of deposited                   Face of Receipt - Top Center.
     securities

     Terms of Deposit:

       (i)    The amount of deposited securities                   Face of Receipt - Upper right corner.
              represented by one American Depositary
              Share

       (ii)   The procedure for voting, if any, the                Reverse of Receipt - Paragraphs (16) and (17).
              deposited securities

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and             Face of Receipt - Paragraph (13);
              proxy soliciting material                            Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14) and (16).

       (vi)   The deposit or sale of securities resulting          Face of Receipt - Paragraphs (3) and (6);
              from dividends, splits or plans of                   Reverse of Receipt - Paragraphs (14) and (18).
              reorganization

       (vii)  Amendment, extension or termination of the           Reverse of Receipt -  Paragraphs  (22) and (23)
              deposit agreement                                    (no provision for extension).

       (viii) Rights of holders of Receipts to inspect             Face of Receipt - Paragraph (13).
              the transfer books of the depositary
              and the list of holders of Receipts

       (ix)   Restrictions upon the right to deposit or            Face of Receipt -  Paragraphs  (2),  (3),  (4),
              withdraw the underlying securities                   (6), (7), (9) and (10).

       (x)    Limitation upon the liability of the                 Face of Receipt - Paragraph (7).
              depositary                                           Reverse of Receipt - Paragraphs (19) and (20).

3.   Fees and charges which may be imposed                         Face of Receipt - Paragraph (10).
     directly or indirectly against holders of
     Receipts

Item 2.  AVAILABLE INFORMATION                                     Face of Receipt - Paragraph (13).

Tata Motors Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT INCLUDED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(i) TO THIS FORM F-6 REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Amended and Restated Deposit Agreement, dated as of September 27, 2004, by and among Tata Motors Limited ("the Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit
            (a)(i).

            (a)(i) Amendment No. 2 to Rule 144A Deposit Agreement, dated as of September 30, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder. **

            (a)(ii) Amendment No. 1 to Rule 144A Deposit Agreement, dated as of July 19, 1996, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder. **

            (a)(iii) Rule 144A Deposit Agreement, dated as of July 15, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder. **

            (a)(iv) Amendment No. 2 to International Deposit Agreement, dated as of September 30, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder. **

            (a)(v) Amendment No. 1 to International Deposit Agreement, dated as of July 19, 1996, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder. **

            (a)(iv) International Deposit Agreement, dated as of July 15, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder. **

----------
** Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-119066

            (b)(i) Letter Agreement, dated as of March 20, 2006, by and between the Company and the Depositary. *

            (b)(ii) Letter Agreement, dated as of September 15, 2004, by and between the Company and the Depositary. **

            (b)(iii) Letter Agreement, dated as of April 27, 2004, by and between the Company and the Depositary. **

            (b)(iv) Letter Agreement, dated as of July 31, 2003, by and between the Company and the Depositary. **

            (b)(v) Letter Agreement, dated as of August 19, 2002, by and between the Company and the Depositary**

            (b)(vi) Letter Agreement, dated as of August 13, 1996, by and between the Company and the Depositary.**

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (a)(i).

            (e) Rule 466 Certification. -- Filed herewith as Exhibit (b)(i).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

----------
* Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-140894.
** Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-119066

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of September 27, 2004, by and among Tata Motors Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15 day of June, 2007.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    September 27, 2004, under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share represents one (1) ordinary share, par value Rs. 10 per share, of Tata Motors Limited.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Ana-Maria Carasso
                                        ----------------------------------------
                                    Name: Ana-Maria Carasso
                                    Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Tata Motors Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, Republic of India on the 15 day of June, 2007.

                                                       TATA MOTORS LIMITED


                                                       By: /s/ Praveen P. Kadle
                                                           ---------------------
                                                       Name: Praveen P. Kadle
                                                       Title: Executive Director

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Ratan N. Tata, Chairman, Mr. Ravi Kant, Managing Director, Mr. Praveen P. Kadle, Executive Director (Finance and Corporate Affairs) and Mr. H.K. Sethna, Company Secretary or any of them, each acting alone, to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities as of June 15, 2007.

Name                                   Title
----                                   -----


         /s/ Ravi Kant                 Managing Director
----------------------------------
Name: Ravi Kant


         /s/ Preveen P. Kadle          Executive Director (Finance & Corporate
----------------------------------     Affairs) (Principal Financial Officer)
Name: Praveen P. Kadle


         /s/ P.Y. Gurav                Principal Accounting Officer/Controller
----------------------------------
Name: P.Y. Gurav


         /s/ N.A. Soonawala            Director
----------------------------------
Name: N.A. Soonawala


         /s/ V.R. Mehta                Director
----------------------------------
Name: V.R. Mehta


         /s/ S.A. Naik                 Director
----------------------------------
Name: S.A. Naik


         /s/ P.M. Telang               Executive Director (Commercial Vehicles)
----------------------------------
Name: P.M. Telang

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                               Tata Motors Limited

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tata Motors Limited, has signed this Registration Statement on Form F-6 on the 15th day of June, 2007.


                                           By: /s/ Bharat Wakhlu
                                               ---------------------------------
                                               Name: Bharat Wakhlu

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------

(a)(i)                 Amended and Restated
                       Deposit Agreement,
                       dated as of September 27, 2004

(d)                    Opinion of counsel to the Depositary

(e)                    Certification under Rule 466